Mail Stop 4561

October 25, 2006

By U.S. Mail and Facsimile to (202) 872-7713

Mr. Jerome G. Oslick
General Counsel
Federal Agricultural Mortgage Corporation
1133 21st Street, N.W., Suite 600
Washington, D.C. 20036

> **Re:** **Federal Agricultural Mortgage Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 001-14951**

Dear Mr. Oslick:

We have reviewed your responses dated September 22, 2006, and October 10, 2006, and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In our letter dated August 17, 2006, we requested that management make certain representations to us. We note that your outside counsel has made such representations on your behalf. We believe such representations should be made by management. In response to this comment letter, please represent the following to us:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 5: Farmer Mac Guaranteed Securities

2. Please refer to prior comment 4. Please revise to include the disclosures required by paragraph 16 of SOP 03-3.

Note 6: Financial Derivatives

3. Please refer to prior comment 5 and revise to disclose if your assessment of the error in the application of the shortcut method is based upon the assumption that the long haul method was applied from inception or the assumption that no hedge accounting had been applied from inception. Please be advised that we believe an assumption of no hedge accounting is the appropriate method for assessing the error.

4. Please refer to prior comment 6. Please provide us your intended revised disclosures in response to this prior comment.

5. Please refer to prior comment 7. Please revise to clearly explain your hedging strategy specific to the loan purchase commitments and the strategy specific to the forecasted issuance of debt.

6. Please refer to prior comment 7. Your response indicates that the forward sale contracts involving government-sponsored mortgage-backed securities are not designated hedge relationships, but your proposed disclosure indicates that this is a hedge relationship. In your revision please explicitly state the relationships which have and have not been designated as hedge relationships for accounting purposes.

*   *   *

As appropriate, please revise your future filings, beginning with the Form 10-Q for the period ending September 30, 2006, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please provide us with your response to our comments along with drafts of the proposed revisions to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant

cc: Abigail Arms, Esq.
         Sherman & Sterling, LLP